UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549

                                   SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 3)

                                 BMC Software, Inc.
                                  (Name of Issuer)

                                  Common Shares
                           (Title of Class of Securities)

                                    055921100
                                  (CUSIP Number)

                                 December 31, 2007
             (Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |X| Rule 13d-1(b)
                                | | Rule 13d-1(c)
                                | | Rule 13d-1(d)

CUSIP No. 055921100
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1          NAME OF REPORTING PERSON   Hotchkis and Wiley Capital Management, LLC
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           95-4871957

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|_|
                                                                          (b)| |

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3          SEC USE ONLY

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4          CITIZENSHIP OR PLACE OF ORGANIZATION                         Delaware

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      NUMBER OF         5        SOLE VOTING POWER                     9,982,192
        SHARES
     BENEFICIALLY     ----------------------------------------------------------
       OWNED BY         6        SHARED VOTING POWER                           0
        EACH
      REPORTING       ----------------------------------------------------------
       PERSON           7        SOLE DISPOSITIVE POWER               11,539,192
        WITH
                      ----------------------------------------------------------
                        8        SHARED DISPOSITIVE POWER                      0

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9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,539,192 shares (Ownership disclaimed pursuant to Section 13d-4 of the 1934 Act)
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10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             ___

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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                5.9%
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12         TYPE OF REPORTING PERSON                                           IA

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Item 1(a).        Name of Issuer:

                  BMC Software, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  2101 Citywest Boulevard, Suite 2015A
                  Houston, TX  77042

Item 2(a).        Name of Person Filing:

                  Hotchkis and Wiley Capital Management, LLC

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  725 S. Figueroa Street 39th Fl, Los Angeles, CA 90017

Item 2(c).        Citizenship

                  Delaware

Item 2(d).        Title of Class of Securities:

                  Common Shares

Item 2(e).        CUSIP Number:

                  055921100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

         (a)/ /   Broker or dealer registered under Section 15 of the
                  Exchange Act.
         (b)/ /   Bank as defined in Section 3(a)(6) of the Exchange Act.
         (c)/ /   Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.
         (d)/ /   Investment company registered under Section 8 of the
                  Investment Company Act.
         (e)/X/   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)
                  (E).
         (f)/ /   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F).
         (g)/ /   A parent holding company or control person in accordance
                  with Rule 13d-1(b)(ii)(G).
         (h)/ /   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act.
         (i)/ /   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act.
         (j)/ /   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4(a).  Amount beneficially owned:

            11,539,192 (Ownership disclaimed pursuant to Section 13d-4 of the 1934 Act)

Item 4(b).  Percent of class:

            5.9%

Item 4(c).  Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote:
                  9,982,192
            (ii)  Shared power to vote or to direct the vote:
                  0
            (iii) Sole power to dispose or to direct the disposition of:
                  11,539,192
            (iii) Shared power to dispose or to direct the disposition of:
                  0

		Note that certain of HWCM's clients have retained voting power over the Common Shares that they beneficially own.  Accordingly, HWCM has the power to dispose of more Common Shares than it can vote.


Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            The securities as to which this Schedule is filed by HWCM, in its capacity as investment adviser, are owned of record by clients of HWCM. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:			February 13, 2008

Signature:		/s/ Tina H. Kodama

Name/Title:		Tina H. Kodama
			Chief Compliance Officer